Exhibit 1

FOR IMMEDIATE RELEASE	10 November 2010

WPP PLC (“WPP”)

WPP acquires I-Behavior, leading consumer and business transaction data firm, in the United States

WPP announces that it has agreed to acquire I-Behavior Inc (“I-Behavior”) through KBM Group, part of WPP’s Wunderman network.

I-Behavior is a privately-held database marketing business which provides direct marketing services to multi-channel merchants - retailers, financial services firms, catalogue sellers, consumer magazines, business-to-business companies - based on consumer purchase transaction data.

Based in Louisville, Colorado, I-Behavior’s projected full-year revenues for this year are expected to be approximately $25 million. It employs 83 people.

I-Behavior helps merchants market more effectively through its innovative co-operative database which includes over 8 billion purchase transactions. The database covers purchases by 171 million consumers from 110 million households. It also has information generated by 103 million online buyers and 35 million business-to-business purchasers. Collectively, this represents more than $320 billion in online and offline purchases.  The database has more than 1,900 merchants who contribute data about customer transactions in exchange for highly qualified and modeled predictions about future buying behaviors.

This acquisition continues WPP’s strategy of investing in digital knowledge-based marketing solutions companies in fast growing markets and sectors. The transaction is subject to regulatory approval and the approval of I-Behavior’s shareholders.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204